OMB APPROVAL
                                                   =============================
                                                   OMB Number: 3235-0116
                                                   =============================
                                                   Expires: July 31, 2008
                                                   =============================
                                                   Estimated average burden
                                                   hours per response: 6.20
                                                   =============================




                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of May 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

Press Release dated May 16, 2006

   Polyair Inter Pack Inc. announces extension on interim working capital line and appointment of new auditors.

TORONTO, May 16, 2006 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) today announced that it has agreed with its lenders to extend the maturity of $5 million US interim working capital line that came due on May 15th, 2006. Under the revised terms, Polyair repaid $2.5 million US on May 15th and the balance will be repaid in full on June 15th, 2006 as the Company collects its seasonal accounts receivables. The Company is continuing to pursue the sale of certain non-core assets and its lenders have agreed to amend Polyair's previous undertaking to sell these assets or seek new funding by extending the completion date for these undertakings to June 30, 2006.

The Company also announced that it has engaged BDO Dunwoody as its new auditors and they will be nominated for approval at the Company's upcoming annual meeting of shareholders to be held on June 28th, 2006.

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar Divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates eleven manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, financing and the sale of non-packaging assets. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc
Phone: 416-679-6591
Email: sreay@polyair.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: May 17, 2006                      By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer